TESCO

For Immediate Release: Thursday 21st August 2008

SUPPL

TESCO COMPLETES £605 MILLION PROPERTY DEALS

Tesco today announced the conclusion of four sale & leaseback transactions involving £605 million of property assets in the latest phase of its ongoing programme of releasing value from its UK property portfolio.

Four separate purchasers were involved and the deals were structured on both a 100% sale and a joint venture basis. They included a total of 13 Tesco stores, accounting for approximately 2.4% of the value of its UK stores portfolio, and a distribution centre. The properties involved have a total floor space in excess of 1.7 million sq. ft.

The four purchasers were the Universities Superannuation Scheme, PRUPIM, LaSalle Investment Management, and Canada Life.

All properties have been leased back to Tesco on RPI linked leases. The lowest yield achieved on the stores was 4.88%.

Notes for Editors:

1. Previous property joint ventures under Tesco's current programme include:

British Airways Pension Fund	December 2006
British Land	March 2007
PRUPIM	February 2008

2. The Universities Superannuation Scheme transaction is a joint venture with Tesco. The other three transactions were 100% sales.

Contacts:

Investor Relations:	Steve Webb	01992 644 800
Media:	Jonathan Church	01992 644 645

PROCESSED
AUG 29 2008
THOMSON REUTERS


08004574

RECEIVED
2008 AUG 28 A 8:35

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